EXHIBIT 21.1

Subsidiaries of Registrant

Name	Percentage Ownership	State of Organization

Cullen Agricultural Technologies, Inc.	100	Georgia

Natural Dairy, Inc.*	100	Georgia

Long Island Iced Tea Corp.	100	Delaware

Cullen Merger Sub, Inc.**	100	Delaware

LIBB Acquisition Sub, LLC**	100	New York

*Natural Dairy, Inc. is 100% owned by Cullen Agricultural Technologies, Inc.

** Cullen Merger Sub, Inc. and LIBB Acquisition Sub, LLC are 100% owned by Long Island Iced Tea Corp.